UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: October 7, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2021 Annual General Meeting of Shareholders of Scienjoy Holding Corporation, dated October 7, 2021.
99.2	Form of Proxy Card for Use at the 2021 Annual General Meeting of Shareholders of Scienjoy Holding Corporation.

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